UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 10, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

2009 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the ‘‘Board’’) of China Eastern Airlines Corporation Limited (the ‘‘Company’’) hereby presents the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the ‘‘Group’’) for the six months ended 30 June 2009 (which were approved by the Board and the audit committee of the Company (the ‘‘Audit Committee’’) on 10 August 2009)), with comparative figures for the corresponding financial information in 2008.

The interim financial report of the Group for the six months ended 30 June 2009 is unaudited and does not necessarily indicate the annual or future results.

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2009

		(Unaudited) Six months ended 30 June
			Restated
		2009	2008
	Note	RMB’000	RMB’000

Revenues	4	17,130,451	20,267,185
Other income	5	1,112,871	180,031
Other gains	5	—	220,498
Operating expenses
Aircraft fuel		(5,121,130)	(8,662,568)
Gain on fair value movements of fuel option contracts	6	2,793,718	451,043
Take-off and landing charges		(2,673,337)	(2,654,302)
Depreciation and amortisation		(2,529,044)	(2,292,718)
Wages, salaries and benefits		(2,270,011)	(2,028,985)
Aircraft maintenance		(1,209,545)	(1,081,840)
Food and beverages		(612,623)	(658,058)
Aircraft operating lease rentals		(1,267,175)	(1,362,399)
Other operating lease rentals		(191,595)	(167,780)
Selling and marketing expenses		(859,817)	(801,723)
Civil aviation infrastructure levies		(426,846)	(373,380)
Ground services and other charges		(130,777)	(78,549)
Office, administrative and other expenses		(1,718,508)	(1,945,791)
Total operating expenses		(16,216,690)	(21,657,050)

Operating profit/(loss)		2,026,632	(989,336)
Finance income	7	145,937	1,960,625
Finance costs	8	(1,130,929)	(1,130,898)
Share of results of associates		(37,397)	45,700
Share of results of jointly controlled entities		8,170	6,869

Profit/(loss) before income tax		1,012,413	(107,040)
Income tax	9	15,446	(44,664)

Profit/(loss) for the period		1,027,859	(151,704)

Other comprehensive income/(loss)
Fair value movements of available for sale investments held by associates		788	(19,196)
Cash flow hedges, net of tax		55,857	(22,900)
Other comprehensive income/(loss) for the period		56,645	(42,096)

Total comprehensive income/(loss) for the period		1,084,504	(193,800)

		(Unaudited) Six months ended 30 June
			Restated
		2009	2008
	Note	RMB’000	RMB’000

Profit/(loss) attributable to:
Equity holders of the Company		984,654	(175,318)
Minority interests		43,205	23,614

		1,027,859	(151,704)

Total comprehensive income/(loss) attributable to:
Equity holders of the Company		1,041,299	(217,414)
Minority interests		43,205	23,614

		1,084,504	(193,800)

Earnings/(loss) per share attributable to the equity holders of the Company during the period
— Basic and diluted	10	RMB0.20	RMB(0.04)

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 June 2009

		(Unaudited)	(Audited)
		30 June 2009	31 December 2008
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets		116,402	164,851
Property, plant and equipment	13	53,351,228	52,678,473
Lease prepayments		983,767	996,521
Advanced payments on acquisition of aircraft	14	5,667,142	6,413,554
Investments in associates		703,710	980,319
Investments in jointly controlled entities		370,502	362,332
Available-for-sale financial assets		61,268	31,268
Other long-term assets		874,585	941,556
Deferred tax assets		110,475	81,947
Derivative assets		—	988
		62,239,079	62,651,809
Current assets
Flight equipment spare parts		918,384	871,364
Trade receivables	15	1,263,507	1,146,522
Amounts due from related companies		204,757	208,289
Prepayments, deposits and other receivables		3,954,369	4,126,219
Cash and cash equivalents		3,796,963	3,451,010
Derivative assets		208	123,010
Non-current assets held for sale		462,700	473,667
		10,600,888	10,400,081
Current liabilities
Sales in advance of carriage		1,119,648	1,013,878
Trade payables and notes payable	16	4,420,470	5,144,858
Amounts due to related companies		476,539	413,126
Other payables and accrued expenses		11,407,689	12,147,175
Current portion of obligations under finance leases	17	2,018,328	1,916,989
Current portion of borrowings	18	22,723,843	26,513,320
Income tax payable		22,285	39,002
Current portion of provision for return check conditions for aircraft under operating leases		333,547	213,830
Derivative liabilities		2,229,316	6,456,075
		44,751,665	53,858,253

Net current liabilities		(34,150,777)	(43,458,172)

Total assets less current liabilities		28,088,302	19,193,637

		(Unaudited)	(Audited)
		30 June 2009	31 December 2008
	Note	RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	17	18,379,006	18,891,910
Borrowings	18	9,851,317	8,588,052
Provision for return check conditions for aircraft under operating leases		1,344,391	1,320,188
Other long-term liabilities		1,264,318	1,320,759
Post-retirement benefit obligations		1,648,420	1,469,124
Deferred tax liabilities		41,139	57,589
Derivative liabilities		129,578	185,524
		32,658,169	31,833,146

Net liabilities		(4,569,867)	(12,639,509)

Equity
Capital and reserves attributable to the equity holders of the Company
— Share capital	19	7,741,700	4,866,950
— Reserves		(12,812,664)	(17,964,351)
		(5,070,964)	(13,097,401)
Minority interests		501,097	457,892

Total equity		(4,569,867)	(12,639,509)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2009

	(Unaudited) Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Net cash (outflow)/inflow from operating activities	(563,422)	1,215,900
Net cash outflow from investing activities	(1,840,210)	(2,990,581)
Net cash inflow from financing activities	2,746,009	4,772,018

Net increase in cash and cash equivalents	342,377	2,997,337
Cash and cash equivalents at 1 January	3,451,010	1,655,244
Exchange adjustments	3,576	(34,782)

Cash and cash equivalents at 30 June	3,796,963	4,617,799

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six months ended 30 June 2009

	Attributable to equity holders of the Company
	Share capital	Other reserves	Accumulated losses	Subtotal	Minority interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Six months ended 30 June 2009 (Unaudited)
Balance at 1 January 2009	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)
Total comprehensive income for the period ended 30 June 2009	—	56,645	984,654	1,041,299	43,205	1,084,504
Issuance of new shares (Note 19)	2,874,750	4,110,388	—	6,985,138	—	6,985,138

Balance at 30 June 2009	7,741,700	4,284,944	(17,097,608)	(5,070,964)	501,097	(4,569,867)

Six months ended 30 June 2008 (Unaudited)
Balance at 1 January 2008 (restated, Note 3(b)(i))	4,866,950	307,351	(2,813,730)	2,360,571	571,985	2,932,556
Total comprehensive (loss)/income for the period ended 30 June 2008	—	(42,096)	(175,318)	(217,414)	23,614	(193,800)
Dividends paid to minority interests in subsidiaries	—	—	—	—	(51,700)	(51,700)

Balance at 30 June 2008	4,866,950	265,255	(2,989,048)	2,143,157	543,899	2,687,056

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	Corporate Information

China Eastern Airlines Corporation Limited (the ‘‘Company’’), a joint stock company limited by shares was incorporated in the People’s Republic of China (the ‘‘PRC’’) on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the ‘‘Group’’) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (‘‘CEA Holding’’), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

This condensed consolidated interim financial information has not been audited.

2.	Basis of preparation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2009 （the ‘‘Current Period’’） has been prepared in accordance with International Accounting Standard (‘‘IAS’’) 34 ‘‘Interim Financial Reporting’’. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with IFRS.

In preparing the interim financial information, the Directors have given careful consideration to the going concern status of the Group in the context of the Group’s current working capital difficulties.

As at 30 June 2009, the Group’s accumulated losses were approximately RMB17.10 billion; its current liabilities exceeded its current assets by approximately RMB34.15 billion; and total liabilities exceeded total assets by approximately RMB4.57 billion.

Against this background, the Directors have taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As at 30 June 2009, the unutilised banking facilities available to the Group amounted to RMB48.79 billion. On 31 July 2009, a banking credit facility of RMB30 billion obtained by CEA Holding was granted to the Company (see Note 24(c) — ‘‘Post balance sheet events’’ for details). In addition, on 10 July 2009, a resolution to issue new shares to certain strategic investors for a total amount of RMB7 billion was passed by the Board and will be submitted for shareholders’ approval in the coming extraordinary general meeting (see Note 24(a) — ‘‘Post balance sheet events’’ for details).

With the additional credit facilities and proposed new share issue described in the preceding paragraph, and based on history of obtaining necessary financing and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate and meet its liabilities as and when they fall due. Accordingly, it is appropriate that the financial information be prepared on a going concern basis and do not include any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	Accounting policies

Except as described in note 3(a) below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2008, as described therein.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(a)	Standards, amendment and interpretations effective in 2009

The Group has adopted the following new standards and amendments to standards which are relevant to the Group’s operations and are mandatory for the financial year beginning 1 January 2009.

•
IAS 1 (revised), ‘‘Presentation of financial statements’’. The revised standard prohibits the presentation of items of income and expenses (that is ‘‘non-owner changes in equity’’) in the statement of changes in equity, requiring ‘‘non-owner changes in equity’’ to be presented separately from owner changes in equity. All ‘‘non-owner changes in equity’’ are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Group has elected to present one performance statement: the statement of comprehensive income. The interim financial information has been prepared in accordance with the revised disclosure requirements.

•
IFRS 8, ‘‘Operating segments’’. IFRS 8 replaces IAS 14, ‘‘Segment reporting’’. It requires a ‘‘management approach’’ under which segment information is presented on the same basis as that used for internal reporting purposes.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Board that makes strategic decisions. The interim financial information has been prepared in accordance with the revised disclosure requirements.

•
Amendment to IFRS 7, ‘‘Financial instruments: disclosures’’. The amendment increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments in the lowest level in the hierarchy. It also requires entities to provide additional disclosures about the relative reliability of fair value measurements. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non- derivative financial liabilities. Adoption of the amended standard does not have impact on the disclosure of this interim financial information but the Group will make the relevant additional disclosures, where appropriate, in its financial statements for the year ending 31 December 2009.

The Group has not early adopted new standards, amendments to standards and interpretations which have been issued but are not effective for 2009. The Group is assessing the impact of these new standards, amendments to standards and interpretations but is not yet in a position to state whether any substantial changes to the Group’s accounting policies or to the presentation of the financial statements will be required.

(b)	Comparatives

(i)	Changes of accounting policy in second half year of 2008 which were not reflected in the interim financial information for the six months ended 30 June 2008

In preparing the financial statements for the year ended 31 December 2008, the Group has made the following changes of accounting policy which were not reflected in the interim financial information for the six months ended 30 June 2008.

(1)
IFRIC 13, ‘‘Customer loyalty programmes’’ was early adopted by the Group in 2008. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Company operates a frequent-flyer programme called ‘‘Eastern Miles’’ (the ‘‘programme’’). Historically, the incremental cost of providing awards in exchange for redemption of miles earned by members was accrued as an operating cost and a liability in the balance sheet. After the adoption of IFRIC 13, revenue is allocated between the ticket sold and miles earned by members. The portion allocated to miles earned is deferred and recognised when the miles have been redeemed or have expired.

(2)
Under IFRS, the Company has the option to use the revaluation model or historical cost model to account for its property, plant and equipment (‘‘PP&E’’). Prior to 2008, the Company adopted the revaluation model in accordance with IAS 16 as a result of Chinese regulatory requirements to revalue PP&E in connection with its listing in 1997. In 2008, the Company changed its IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model. The purposes of the change are set out in the notes to the financial statements for the year ended 31 December 2008.

The effect of the adoption of IFRIC 13 and change of accounting policy for PP&E on the consolidated interim financial information for the six months ended 30 June 2008 is set out below:

	2008 as previously presented	Effect of adoption of IFRIC 13	Effect of change of accounting policy for PP&E	2008 as restated
	RMB’000	RMB’000	RMB’000	RMB’000

Impact on consolidated statement of comprehensive income
Consolidated loss for the period	(188,883)	(40,320)	77,499	(151,704)
Loss per share attributable to equity holders of The Company	RMB(0.04)	RMB(0.008)	RMB0.016	RMB(0.04)

Impact on consolidated balance sheet at 1 January 2008
Consolidated net assets	3,612,729	(345,115)	(335,058)	2,932,556
Capital and reserves attributable to the equity holders of the Company	3,027,763	(345,115)	(322,077)	2,360,571
Minority interests	584,966	—	(12,981)	571,985

The comparative of this financial information has been restated to reflect the effect of the above changes of accounting policy.

(ii)	Other reclassification

Where necessary, prior period amounts have been reclassified to conform to changes in presentation in the Current Period.

4.	Revenues and segment information

(a)	Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	(Unaudited) Six months ended 30 June
		Restated
	2009	2008
	RMB’000	RMB’000

Revenues
— Passenger	15,024,026	16,806,864
— Cargo and mail	1,564,178	2,838,951
Ground service income	511,763	609,806
Cargo handling income	138,959	181,122
Commission income	89,112	91,761
Others	241,457	259,108

	17,569,495	20,787,612
Less: Business tax (Note)	(439,044)	(520,427)

	17,130,451	20,267,185

Note:
The Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to the PRC tax rules and regulations.

(b)	Segment information

The chief operating decision-maker has been identified as the Board. The Board reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Group has two business segments, namely passenger and cargo and logistics, which are structured and managed separately, according to the nature of their operations and the services they provide.

(1)	Passenger business segment includes cargo carried by passenger flights.

(2)	Inter-segment transfers or transactions are entered into under normal commercial terms and conditions that would also be available to unrelated third parties.

The segment results for the six months ended 30 June 2009 are as follows:

	(Unaudited)
	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	15,312,411	858,126	—	16,170,537
Other revenues and operating income	740,273	411,826	110,230	1,262,329

Total segment revenue	16,052,684	1,269,952	110,230	17,432,866
Inter-segment revenue	(227,738)	—	(74,677)	(302,415)

Revenues	15,824,946	1,269,952	35,553	17,130,451

Operating profit/(loss) — segment results	2,243,816	(246,066)	28,882	2,026,632

The segment results for the six months ended 30 June 2008 are as follows:

	(Unaudited)
	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Restated
Traffic revenues	17,471,476	1,682,290	—	19,153,766
Other revenues and operating income	716,753	546,148	131,791	1,394,692

Total segment revenue	18,188,229	2,228,438	131,791	20,548,458
Inter-segment revenue	(204,678)	—	(76,595)	(281,273)

Revenues	17,983,551	2,228,438	55,196	20,267,185

Operating (loss)/profit — segment results	(1,248,089)	217,469	41,284	(989,336)

The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analysed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (‘‘Hong Kong’’)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, Hong Kong or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)	Revenue from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited) Six months ended 30 June
		Restated
	2009	2008
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong)	11,819,726	11,413,140
Hong Kong	907,905	1,252,177
Japan	1,294,072	1,726,060
Other countries	3,108,748	5,875,808

Total	17,130,451	20,267,185

5.	Other income and other gains

	(Unaudited) Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Other income
— Refund of civil aviation infrastructure levies (Note (a))	830,622	—
— Other government subsidies (Note (b))	282,249	180,031

	1,112,871	180,031

Other gains
— Gains on disposal of property, plant and equipment	—	220,498

	1,112,871	400,529

Note:

(a)
Pursuant to Cai Jian (2009) No. 4, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from 1 July 2008 to 30 June 2009 would be refunded. The amount for the Current Period represents the refunds of civil aviation infrastructure levies received and receivable by the Group.

(b)
Other government subsidies represent (i) subsidies granted by the local government to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

6.	Gain on fair value movements of fuel option contracts

In 2008, the Group entered into fuel hedging contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The fuel hedging contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each hedging contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

No fuel hedging contract was entered into by the Group for the Current Period, all the opened fuel hedging contracts as at 30 June 2009 are contracts entered into by the Group prior to 2009. None of the fuel hedging contracts entered into by the Group qualified for hedge accounting, the realised and unrealised mark to market gains/(losses) of the fuel hedging contracts during a period are recognised in the profit and loss accounts.

7.	Finance income

	(Unaudited) Six months ended 30 June
		Restated
	2009	2008
	RMB’000	RMB’000

Exchange gains, net (Note)	16,425	1,891,422
Interest income	52,937	55,572
Gains/(losses) arising from fair value movements of forward foreign exchange contracts	76,575	13,631

	145,937	1,960,625

Note:	The exchange gains primarily related to the retranslation of the Group’s foreign currency denominated borrowings and obligations under finance leases at period end rates.

8.	Finance costs

	(Unaudited) Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Interest relating to obligations under finance leases	264,002	337,358
Interest on loans from banks, financial institutions and other payables	930,204	932,259
Losses arising from fair value movements of interest rate swaps	59,060	35,687

	1,253,266	1,305,304
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 14)	(122,337)	(174,406)

	1,130,929	1,130,898

Interest capitalised for the Current Period is based on average interest rate of 4.58% (2008: 5.82%) per annum.

9.	Income tax

Income tax is (credited)/charged to the consolidated statement of comprehensive income as follows:

	(Unaudited) Six months ended 30 June
	2009	2008
	RMB’000	RMB’000

Provision for PRC income tax	29,532	46,103
Deferred taxation	(44,978)	(1,439)

	(15,446)	44,664

Prior to 2008, the Company and certain of its subsidiaries (the ‘‘Pudong Subsidiaries’’) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the ‘‘New CIT Law’’) which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to enjoy a transitional period to gradually increase the applicable corporate income tax rate to 25% in coming five years. For the year ending 31 December 2009, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries is 20% (2008: 18%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and being subject to the Hong Kong corporate income tax rate of 16.5% (2008: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2008: 25%) under the New CIT Law.

The Group operates international flights to overseas destinations. There was no material overseas taxation for the six months ended 30 June 2009, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

10.	Earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the unaudited consolidated profit attributable to equity holders of the Company of RMB984,654,000 (2008: loss of RMB175,318,000) and the weighted average number of shares of 4,954,304,000 (2008: 4,866,950,000) in issue during the period.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

11.	Dividend

The Board of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2009 (2008: Nil).

12.	Profit appropriation

No appropriation to the statutory reserves has been made during the six months ended 30 June 2009. Such appropriations will be made at year end in accordance with the PRC regulations and the Articles of Association of individual group companies.

13.	Property, plant and equipment

	(Unaudited) Six months ended 30 June 2009
	Aircraft, engines and flight equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2009	47,759,942	4,918,531	52,678,473
Transfers from advanced payments on acquisition of aircraft (Note 14)	1,009,795	—	1,009,795
Additions through sales and finance lease back	590,253	—	590,253
Other additions	1,870,709	262,521	2,133,230
Depreciation charged for the period	(2,211,713)	(249,770)	(2,461,483)
Disposals	(590,253)	(8,787)	(599,040)

Carrying amounts at 30 June 2009	48,428,733	4,922,495	53,351,228

	(Unaudited) Six months ended 30 June 2008
	Aircraft, engines and flight equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Restated
Carrying amounts at 1 January 2008	42,758,022	4,511,732	47,269,754
Transfers from advanced payments on acquisition of aircraft (Note 14)	883,151	—	883,151
Other additions	1,702,237	295,368	1,997,605
Depreciation charged for the period	(1,977,548)	(248,847)	(2,226,395)
Disposals	(78,920)	(31,636)	(110,556)

Carrying amounts at 30 June 2008	43,286,942	4,526,617	47,813,559

14.	Advanced payments on acquisition of aircraft

	(Unaudited)	(Unaudited)
	30 June 2009	30 June 2008
	RMB’000	RMB’000

At beginning of period	6,413,554	6,695,573
Additions	141,046	3,439,877
Interest capitalised (Note 8)	122,337	174,406
Transfers to property, plant and equipment (Note 13)	(1,009,795)	(883,151)

At end of period	5,667,142	9,426,705

15.	Trade receivables

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
	RMB’000	RMB’000

Within 90 days	1,233,809	1,088,951
91 to 180 days	11,541	24,282
181 to 365 days	17,212	30,451
Over 365 days	106,420	103,919

	1,368,982	1,247,603
Less: provision for impairment of receivables	(105,475)	(101,081)

Trade receivables	1,263,507	1,146,522

16.	Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
	RMB’000	RMB’000

Within 90 days	2,537,978	3,310,710
91 to 180 days	1,483,059	1,249,400
181 to 365 days	126,822	267,785
Over 365 days	272,611	316,963

	4,420,470	5,144,858

17.	Obligations under finance leases

	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
	RMB’000	RMB’000

Within one year	2,018,328	1,916,989
In the second year	2,116,774	2,016,172
In the third to fifth year inclusive	6,711,864	6,203,330
After the fifth year	9,550,368	10,672,408

Total	20,397,334	20,808,899
Less: amount repayable within one year	(2,018,328)	(1,916,989)

Long-term portion	18,379,006	18,891,910

18.	Borrowings

	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
	RMB’000	RMB’000

Long-term bank borrowings
— Secured	4,997,694	4,483,950
— Unsecured	11,158,408	11,143,593

	16,156,102	15,627,543
Less: current portion	(6,304,785)	(7,039,491)

Non-current portion	9,851,317	8,588,052

Short-term bank borrowings	16,419,058	19,473,829

19.	Share capital

	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
	RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each

A Shares
— Listed shares with trading moratorium held by CEA Holding and employees (Note (b))	4,341,375	2,904,000
— Listed shares without trading moratorium	396,000	396,000
H Shares (Note (b))	3,004,325	1,566,950

	7,741,700	4,866,950

Notes:

(a)
Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the restricted shares, the listed A Shares and the listed H Shares are all registered ordinary shares and carry equal rights.

(b)
On 5 June 2009, China Securities Regulatory Commission (the ‘‘CSRC’’) approved the Company’s application for non-public issue of 1,437,375,000 A Shares at nominal value of RMB1.00 each. CEA Holding subscribed for all the shares under this issue and undertook that it would not transfer the subscribed A Shares within 36 months from the completion date of the issue. The issue price was RMB3.87 per share and the total proceed of RMB5,562,641,000 (the ‘‘Proceeds of A Shares’’) from the issue was received by the Company in June 2009 and verified by a PRC Certified Public Accountants firm.

On 19 May 2009, CSRC approved the Company’s application for additional issue of 1,437,375,000 H Shares at nominal value of RMB1.00 each. CES Global Holding (Hong Kong) Limited (‘‘CES Global’’), a wholly owned Hong Kong incorporated subsidiary of CEA Holding, subscribed for all the shares under this issue and undertook that it would not transfer the subscribed H Shares within 36 months from the completion date of the issue. The issue price was HKD1.13 per share and the total proceed of HKD1,630,342,000, equivalent to RMB1,437,375,000 (the ‘‘Proceeds of H Shares’’) from the issue was received by the Company in June 2009 and verified by a PRC Certified Public Accountants firm.

The total amount of the aforementioned Proceeds of A Shares and Proceeds of H Shares were RMB7,000,016,000, after deducting the share issue expenses of RMB14,878,000 for the share issues, the net proceeds raised from the above share issues amounted to RMB6,985,138,000, of which RMB2,874,750,000 is recorded as share capital and the remaining RMB4,110,388,000 is recorded as share premium.

20.	Commitments

(a)	Capital commitments

The Group had the following capital commitments:

	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
	RMB’000	RMB’000

Authorised and contracted for:
— Aircraft, engines and flight equipment	62,127,225	52,533,736
— Other property, plant and equipment	90,681	130,180

	62,217,906	52,663,916

Authorised but not contracted for:
— Other property, plant and equipment	4,200,991	5,235,712

	66,418,897	57,899,628

(b)	Operating lease commitments

The Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited) 30 June 2009		(Audited) 31 December 2008
	Aircraft, engines and flight equipment	Land and buildings	Aircraft, engines and flight equipment	Land and buildings
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	2,430,019	255,483	2,671,355	202,540
In the second year	1,933,677	143,537	2,330,080	124,643
In the third to fifth year inclusive	4,100,844	337,770	4,598,624	325,423
After the fifth year	3,576,329	2,462,209	4,100,560	2,398,361

	12,040,869	3,198,999	13,700,619	3,050,967

21.	Related party transactions

The Group is controlled by CEA Holding, which owns approximately 74.64% of the Company’s shares as at 30 June 2009 (2008: 59.67%). The aviation industry in the PRC is administrated by the CAAC. CEA Holding and accordingly the Group are ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as the ‘‘SOEs’’).

(a)	Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees and their close family members of SOEs while such employees are on corporate business. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group’s customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. The Directors of the Company believe that meaningful related party disclosures on these retail transactions have been adequately made.

During the Current Period, the Group has entered into the following major transactions with the related parties:

			(Unaudited) Six months ended 30 June
Nature of transactions		Related party	2009	2008
			RMB’000	RMB’000

(i)	With CEA Holding or companies directly or indirectly held by CEA Holding:

	Interest income on deposits at an average rate of 0.36% (2008: 0.36%) per annum	Eastern Air Group Finance Co., Ltd (‘‘EAGF’’)*	11,282	11,965

	Interest expense on loans at rate of 4.61% (2008: 4.87%) per annum	EAGF*	124,334	11,978

	Entrusted short-term loan from CEA Holding through EAGF at interest rate of 4.37% per annum and repayable within 6 months	CEA Holding and EAGF*	5,550,000	—

	Automobile maintenance fee	CEA Development Co. Ltd	13,566	14,886

	Land and building rental	CEA Holding	27,570	27,700

	Handling charges of 0.1% to 2% for the purchase of aircraft, flight spare parts, other property, plant and flight equipment	Eastern Aviation Import & Export Co., Ltd (‘‘EAIEC’’)*	21,256	20,462

		(Unaudited) Six months ended 30 June
Nature of transactions	Related party	2009	2008
		RMB’000	RMB’000

Equipment manufacturing and maintenance	Shanghai Eastern Aviation Equipment Manufacturing Corporation	4,320	4,656

Ticket reservation service charges for utilisation of computer reservation system	Travel Sky Technology Limited***	129,433	115,581

Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd (‘‘Wheels & Brakes’’)**	29,808	29,296

	Shanghai Technologies Aerospace Co., Ltd (‘‘STA’’)**	59,808	50,664

Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd (‘‘SEAC’’)***	115,534	77,078

	Qingdao Eastern Air Catering Investment Co., Ltd.***	12,287	13,104

	Xian Eastern Air Catering Investment Co., Ltd.***	18,529	18,300

	Yunnan Eastern Air Catering Investment Co., Ltd.***	8,246	20,038

Advertising expense	Eastern Aviation Advertising Services Co., Ltd (‘‘CAASC’’)*	638	2,682

			(Unaudited) Six months ended 30 June
Nature of transactions		Related party	2009	2008
			RMB’000	RMB’000

	Commission expense on air tickets sold on behalf of the Group	Shanghai Dongmei Aviation Travel Co., Ltd (‘‘SDATC’’)*	82	5,133

		Shanghai Tourism (HK) Co., Ltd***	52	2,370

(ii)	With CAAC and its affiliates:

	Civil aviation infrastructure levies paid	CAAC	426,846	373,380

	Aircraft insurance premium paid through CAAC which entered into the insurance policy on behalf of the Group	CAAC	67,569	77,311

(iii)	With other state-controlled enterprises:

	Take-off and landing fees charges	State-controlled airports	1,615,974	1,285,297

	Purchase of aircraft fuel	State-controlled fuel suppliers	4,462,944	6,353,798

	Interest income on deposits at an average rate of 0.36% (2008: 0.72%) per annum	State-controlled banks	15,795	8,081

	Interest expense on loans at an average rate of 5.40% (2008: 5.72%) per annum	State-controlled banks	706,357	827,886

	Commission expense on air tickets sold on behalf of the Group	Other PRC airlines	21,209	35,018

	Supply of food and beverages	Other state-controlled enterprises	226,160	198,353

(b)	Balances with related parties

(i)	Amounts due from related companies

	(Unaudited)	(Audited)
Company	30 June 2009	31 December 2008
	RMB’000	RMB’000

EAIEC*	189,017	181,788
Other related companies	15,740	26,501

	204,757	208,289

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies

	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
Company	RMB’000	RMB’000

EAIEC*	(365,001)	(241,560)
CEA Holding	(84,813)	(69,497)
SEAC***	(6,688)	(46,580)
Other related companies	(20,037)	(55,489)

	(476,539)	(413,126)

Except for amount due to CEA Holding, which is reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits and short-term loans with EAGF, a 25% associate of the Group

	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
	RMB’000	RMB’000

Included in ‘‘Prepayments, Deposits and Other Receivables’’ are short-term deposits with an average interest rate of 0.4% (2008: 0.4%) per annum	707,309	1,202,892

Included in ‘‘Borrowings’’ are short-term loans with an average interest rate of 4.4% (2008: 4.3%) per annum	945,151	295,181

(iv)	State-controlled banks and other financial institutions

	(Unaudited)	(Audited)
	30 June 2009	31 December 2008
	RMB’000	RMB’000

Included in ‘‘Cash and Cash Equivalents’’ are bank deposits with an average interest rate of 0.4% (2008: 0.4%) per annum	2,612,384	1,762,245

Included in ‘‘Borrowings’’ are long-term loans with an average interest rate of 5.0% (2008: 5.3%) per annum	14,945,495	14,577,150

(c)	Guarantees by holding company

Certain unsecured bank borrowings of the Group totaling of RMB457 million (2008: RMB357 million) were guaranteed by CEA Holding (Note 18). No bank borrowing of the Company was guaranteed by CEA Holding as at 30 June 2009 (2008: Nil).

Notes:

*	EAGF is a 25% associate of the Group. SDATC is a 27.16% associate of the Group, CAASC and EAIEC are both 45% associates of the Group.

**	Wheels & Brakes and STA are 40% and 51% jointly controlled entities of the Group respectively.

***	These companies are related companies of the Group as they are either, directly or indirectly, controlled by, under the joint control or significant influence of CEA Holding.

22.	Seasonality

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

23.	Contingent liabilities

In 2005, the family members of certain victims in the aircraft (the aircraft was then owned and operated by China Eastern Air Yunnan Company) accident, which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non convenience for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiff filed a second motion to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the California Court of Appeal, the Court of Appeal of California issued an option on 26 February 2009, dismissing the appeal of the plaintiff and affirming the original order. On 16 March 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People’s Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believes that even if there would be a negative outcome for this case, it will not have an adverse effect on the financial condition and results of operations of the Company.

24.	Post balance sheet events

(a)	Specific mandates in relation to issuance of new A Shares and new H Shares

On 10 July 2009, the Board resolved to convene an extraordinary shareholders’ meeting and the class meetings of the holders of A Shares of the Company (‘‘A Shares’’) and H Shares of the Company (‘‘H Shares’’) respectively on 7 September 2009 for the grant of (i) an A Share Specific Mandate to the Board to issue not more than 1,350,000,000 new A Shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, at the subscription price of not less than RMB4.75 per A Share; and (ii) a H Share Specific Mandate to the Board to issue not more than 490,000,000 new H Shares to CES Global, at the subscription price of not less than HK$1.40 per H Share.

(b)	Proposed absorption of Shanghai Airlines through exchange of shares

On 10 July 2009, the Company entered into an agreement with Shanghai Airlines Co., Ltd (‘‘Shanghai Airlines’’) in relation to a proposed absorption of Shanghai Airlines through share exchanges at the rate of 1.3 A Shares in exchange of 1 share of Shanghai Airlines (i.e. in aggregate a maximum of 1,694,838,860 A Shares in exchange of 1,303,722,200 shares of Shanghai Airlines). A separate extraordinary shareholders’ meeting and respective class meetings will be convened to approve the proposed absorption (the ‘‘Absorption Proposal’’).

Upon full implementation of the terms of the Absorption Proposal, after the approvals by the shareholders of the Company and Shanghai Airlines, together with the requisite consents and approvals from the relevant government authorities has been obtained, all the assets, business, staff and rights of Shanghai Airlines, including but not limited to all operating licence, registration and filing and route operating rights, will be absorbed into and all the liabilities of Shanghai Airlines will be assumed by the Company or a wholly owned subsidiary of the Company to be used to absorb all the assets and assume all the liabilities of Shanghai Airlines.

(c)	Additional credit facilities

On 31 July 2009, the Company was granted by CEA Holding to use a four year credit facility of RMB30 billion that CEA Holding obtained from China Development Bank.

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2009	2008	Change

Capacity
ATK (available tonne-kilometres) (millions)	6,053.36	5,752.20	5.24%
— Domestic routes	3,425.60	2,605.81	31.46%
— International routes	2,346.90	2,796.65	–16.08%
— Regional routes	280.86	349.74	–19.69%

ASK (available seat-kilometres) (millions)	40,731.12	37,348.73	9.06%
— Domestic routes	28,329.16	22,088.44	28.25%
— International routes	10,441.04	12,900.38	–19.06%
— Regional routes	1,960.92	2,359.91	–16.91%

AFTK (available freight tonne-kilometres) (millions)	2,387.56	2,390.81	–0.14%
— Domestic routes	875.97	617.85	41.78%
— International routes	1,407.21	1,635.62	–13.96%
— Regional routes	104.38	137.35	–24.00%

Hours flown (thousands)	403.18	368.08	9.54%

Traffic
RTK (revenue tonne-kilometres) (millions)	3,663.76	3,613.15	1.40%
— Domestic routes	2,219.07	1,787.56	24.14%
— International routes	1,294.04	1,632.85	–20.75%
— Regional routes	150.65	192.74	–21.84%

RPK (revenue passenger-kilometres) (millions)	28,848.84	26,558.20	8.62%
— Domestic routes	21,131.26	16,628.64	27.08%
— International routes	6,426.69	8,389.29	–23.39%
— Regional routes	1,290.89	1,540.27	–16.19%

	For the six months ended 30 June
	2009	2008	Change

RFTK (revenue freight tonne-kilometres) (millions)	1,087.99	1,241.07	–12.33%
— Domestic routes	329.71	300.63	9.67%
— International routes	722.16	884.75	–18.38%
— Regional routes	36.12	55.69	–35.14%

Number of passengers carried (thousands)	20,788.06	18,111.84	14.78%
— Domestic routes	17,886.54	14,410.16	24.12%
— International routes	1,963.14	2,620.30	–25.08%
— Regional routes	938.38	1,081.39	–13.22%

Weight of freight carried (kg) (millions)	413.38	449.97	–8.13%
— Domestic routes	238.92	228.53	4.55%
— International routes	147.15	183.40	–19.77%
— Regional routes	27.31	38.05	–28.23%

Load factors
Overall load factor (%)	60.52	62.81	–2.29
— Domestic routes	64.78	68.60	–3.82
— International routes	55.14	58.39	–3.25
— Regional routes	53.64	55.11	–1.47

Passenger load factor (%)	70.83	71.11	–0.28
— Domestic routes	74.59	75.28	–0.69
— International routes	61.55	65.03	–3.48
— Regional routes	65.83	65.27	0.56

Freight load factor (%)	45.57	51.91	–6.34
— Domestic routes	37.64	48.66	–11.02
— International routes	51.32	54.09	–2.77
— Regional routes	34.61	40.55	–5.94

Break-even load factor (%)	60.77	71.75	–10.98

Yield and costs
Revenue tonne-kilometers yield (RMB)	4.41	5.30	–16.79%
— Domestic routes	4.90	5.78	–15.22%
— International routes	3.39	4.64	–26.94%
— Regional routes	6.00	6.46	–7.12%

	For the six months ended 30 June
	2009	2008	Change

Passenger-kilometers yield (RMB)	0.51	0.62	–17.74%
— Domestic routes	0.50	0.60	–16.67%
— International routes	0.52	0.65	–20.00%
— Regional routes	0.60	0.65	–7.69%

Freight tonne-kilometers yield (RMB)	1.41	2.23	–36.77%
— Domestic routes	1.11	1.24	–10.48%
— International routes	1.43	2.43	–41.15%
— Regional routes	3.61	4.47	–19.24%

Available tonne-kilometers unit cost (RMB)	2.68	3.78	–29.10%

Daily average utilisation rate of aircraft	9.3	9.1	2.20%

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

As at 30 June 2009, the Group operated approximately 6,628 scheduled flights per week to 20 countries serving a total of 138 domestic and foreign cities. As at 30 June 2009, the Group added a total of six aircraft to its fleet, including the purchase of three A320 aircraft, two B737-700 aircraft and one B737-800 aircraft, and surrendered the lease of three aircraft comprising two B737-300 aircraft and one B737-800 aircraft. As at 30 June 2009, the Group operated a total of 243 aircraft, including 217 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters.

As at 30 June 2009, in terms of the number of flight take-off and landing, the Group accounted for 37.8% and 28.7% of all flights at Hongqiao Airport and Pudong Airport, respectively.

During the first half of 2009, the global recession arising from the financial crisis still persists. It is believed that 2009 will be the most difficult year for the air transportation industry. For the international civil aviation industry, the global demand for passenger and cargo transportation declined significantly. For the civil aviation industry of China, the negative growth in the international aviation market demand since the second half of last year still continues. In particular, the demand for air transportation in the markets of Europe and the United States, Japan and South Korea and Hong Kong decreased drastically. As Shanghai, where the Group is based, is more internationalized, the impact from the financial crisis was most prominent. Accordingly, the demand growth rate in Shanghai’s aviation market was far lower than the national average growth level of the PRC. Since May 2009, the global civil aviation industry was further affected by the H1N1 flu pandemic, adding uncertainty to the future demand in the aviation market. Although the prices of the international crude oil and aviation fuel decreased significantly when compared with the same period of last year, and an effective control of operating costs was achieved by the Group’s active control on reducing costs and expenditure and the growth scale of transportation capacity during the past half year, the overall decline in demand on the air transportation market had a material adverse impact on the Group’s results.

In terms of passenger traffic, the Group successfully re-allocated its capacity according to the market demand by closing down certain international long-distance routes which recorded great loss, adjusting the aircraft models for some international and regional routes and increasing the input of capacity for the domestic market. More capacity has been put into key markets including Shanghai, the Group’s base, and regional hubs including Xi’an, Kunming, Beijing, Hangzhou and Chengdu. At present, the number of express and sub-express routes departing from Shanghai have grown to 15. The Group has established a real time dynamic control system on flight seating by way of consolidating the revenue management, provided a lot of transit products by way of strengthening its sales network and actively explored the market of group customers through developing marketing channels and promoting customer manager system to strengthen its efforts in direct-sale. In order to actively enhance the Group’s overall revenue, we have proactively promoted business cooperation with certain banks and telecommunications operators and developed the ‘‘95530’’ information platform integrating marketing with customer services, and put great efforts in developing B2C website direct-sale and telephone payment.

In terms of freight transport, the Group actively implemented measures to increase cargo revenue by way of resource integration and developing businesses through the cargo bay of passenger aircraft, thereby establishing Shanghai as a freight transport hub; strengthened its transit businesses by commencing the truck flights between the major cities in Yangtze River Delta and Shanghai. Besides, we also adjusted our marketing mode and established various customer service and sales groups. We also made use of the excess capacity, to launch charter aircraft business in order to increase revenue. Further, by adjusting its product structure and actively putting more marketing efforts for specialty goods, the Group recorded an increase both in the volume of specialty goods and revenue accordingly.

In terms of services, the Group endeavoured to build its core service brands such as ‘‘Ling-yan’’ and China Eastern Express. Meanwhile, the Group has been improving its evaluation mechanism on service quality and stepping up its efforts in addressing and investigating passengers’ complaints, with a view to boosting passengers’ satisfaction. Committed to promoting the on-time flight rate, the Group has launched the special rectification measures against flight delays and strengthened on-site operational management and coordination on the ground. As a result, the Group maintained its leading position in the industry as regards the punctuality rate of its flights.

Operational revenues

As at 30 June 2009, the total traffic volume of the Group was 3,664 million tonne-kilometres, representing an increase of 1.40% from the same period last year, while traffic revenues amounted to RMB16,171 million, representing a decrease of 15.57% from the same period last year. It was primarily due to decrease in revenue per unit which in turn was attributable to the intensified competition in the domestic market of air transportation with a lack of international and regional market demand for air transportation under the global financial crisis.

During the first half of 2009, passenger traffic volume was 28,849 million passenger kilometres, representing an increase of 8.62% from the same period last year. Compared to the same period last year, passenger revenues decreased by 10.66% to RMB14,639 million, accounting for 90.53% of the Group’s transportation revenues. It was primarily due to the lack of market demand for air transportation under the global financial crisis, with the most notable impact on our international and regional routes, in which the competition in respect of domestic routes became more intensified, and the revenue per unit dropped accordingly.

Passenger traffic volume on domestic routes was 21,131 million passenger-kilometres, representing an increase of 27.08% from the same period last year. The domestic passenger revenues increased by 5.52% to RMB10,516 million, accounting for 71.83% of total passenger revenues.

Passenger traffic volume on international routes was 6,427 million passenger-kilometres, representing a decrease of 23.39% from the same period last year. The international passenger revenues decreased by 38.27% to RMB3,349 million, accounting for 22.88% of total passenger revenues.

Passenger traffic volume on regional routes was 1,291 million passenger-kilometres, representing a decrease of 16.19% from the same period last year. The regional passenger revenues decreased by 22.29% to RMB774 million, accounting for 5.29% of total passenger revenues.

During the first half of 2009, cargo and mail traffic volume was 1,088 million tonne-kilometres, representing a decrease of 12.33% from the same period last year. The freight transport revenues was RMB1,532 million, accounting for 9.47% of the Group’s transport, representing a decrease of 44.65% from the same period last year. It was primarily due to the large drop in transportation prices under the sharp decrease of demand for cargo transportation by air under the impact of the global financial crisis.

Operating expenses

Total operating costs of the Group for the first half of 2009 decreased by 25.12% to RMB16,217 million compared to the same period last year. It was mainly attributable to the substantial decrease in the expenditure on aircraft fuel as compared to the same period last year caused by the drop in international oil prices.

During the first half of 2009, the Group’s expenditure on aircraft fuel was RMB5,121 million, representing a decrease of 40.88% compared to the same period last year. It was mainly attributable to the substantial decrease in the average price of aircraft fuel as compared to the same period last year.

During the first half of 2009, the Group’s take-off and landing charges were RMB2,673 million, representing an increase of 0.72% from the same period last year.

During the first half of 2009, the Group’s gain on fair value movements of fuel option contracts was RMB2,794 million, representing an increase of RMB2,343 million compared to the same period last year.

During the first half of 2009, the Group’s depreciation and amortisation were RMB2,529 million, representing an increase of 10.31% compared to the same period last year.

During the first half of 2009, the Group’s wages, salaries and benefits expenses were RMB2,270 million, representing an increase of 11.88% compared to the same period last year.

During the first half of 2009, the Group’s aircraft maintenance expenses were RMB1,210 million, representing an increase of 11.80% compared to the same period last year.

During the first half of 2009, the Group’s in-flight food and beverages expenses were RMB613 million, representing a decrease of 6.90% compared to the same period last year.

During the first half of 2009, the Group’s aircraft operating lease rentals were RMB1,267 million, representing a decrease of 6.99% compared to the same period last year.

During the first half of 2009, the Group’s other operating lease rentals were RMB192 million, representing an increase of 14.19% compared to the same period last year.

During the first half of 2009, the Group’s selling and marketing expenses were RMB860 million, representing an increase of 7.25% compared to the same period last year.

During the first half of 2009, the Group’s payment of civil aviation infrastructure levies increased by 14.32% to RMB427 million compared to the same period last year.

During the first half of 2009, the Group’s office, administrative and other expenses decreased by 11.66% to RMB1,719 million compared to the same period last year. It was mainly due to the Group’s stepped-up efforts in cost control with its implementation of various cost-cut measures.

Other income and other gain

During the first half of 2009, the Group’s other income and other gain increased by 177.85% to RMB1,113 million compared to the same period of last year, mainly as a result of the return of civil aviation infrastructure levies paid.

Finance costs

During the first half of 2009, the Group’s finance revenue was RMB146 million, and finance costs were RMB1,131 million, primarily comprising the interest expense of RMB930 million on loans from banks, other financial institutions and other payables, representing a decrease of 0.21% compared to the same period last year, and the interest expense of RMB264 million on finance lease obligations, representing a decrease of 21.66% compared to the same period last year.

Operating profit/(loss)

The Group’s profit attributable to equity holders for the six months ended 30 June 2009 was RMB985 million, while its profit per share attributable to equity holders was RMB0.20 (the weighted average number of ordinary shares the Company issued and outstanding as at 30 June 2009 was 4,954.304 million shares).

Liquidity, capital resources and capital structure

The Group generally finances its working capital requirements through business operations and short- term bank loans. As at 30 June 2008 and 2009, the Group had cash and cash equivalents of RMB4,618 million and RMB3,797 million respectively. Net cash generated by the Group’s operating activities was RMB1,216 million of inflow and RMB563 million of outflow during the period ended 30 June 2008 and 2009 respectively. Other than expenditure on operating costs, the Group’s primary cash requirements in the first half of 2009 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. During the period ended 30 June 2008 and 2009, the Group’s net cash employed in investment activities was RMB2,991 million and RMB1,840 million respectively. During the period ended 30 June 2008, the net cash generated from the Group’s financing activities was RMB4,772 million, mainly for the repayment of long-term loans, finance leases and short-term loans. The net cash inflow from the Group’s financing activities during the period ended 30 June 2009 was RMB2,746 million, which was mainly derived from proceeds of bank borrowings.

The Group generally operates with net current liabilities. As at 30 June 2009, the Group’s current liabilities exceeded its current assets by RMB34,151 million, and the ratio of long-term loans to equity was 1.27:1. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks or foreign-invested banks in China to meet its working capital requirements.

Pledges on assets and contingent liabilities

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30 June 2009, the total value of the Group’s mortgaged assets amounted to RMB9,377 million, representing an increase of 7.50% from RMB 8,723 million as at the end of 2008.

Employees

As at 30 June 2009, the Group had about 44,798 employees, the majority of whom are located in China. The wages of the Group’s employees generally consist of basic salaries and performance bonuses. During the first half of 2009, the Group was not involved in any major labour disputes with its employees, nor has it experienced a substantial reduction in the number of employees, nor has the Group encountered any difficulty in recruiting new employees.

Outlook for the second half of 2009

The Group would like to caution readers of this announcement that the Group’s 2009 interim results announcement contains certain forward-looking statements, such as descriptions of the Group’s work plans for the second half of the year and beyond, and forward-looking statements on the global and domestic economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be materially different from those indicated in the Group’s forward-looking statements.

According to the economic data in respect of the first half of 2009 announced by various countries, signs of stability and recovery have been seen in the global economy. Regarding China, a GDP growth of 7.1% was recorded in the first half of 2009, showing that the proactive fiscal policy and the appropriately loose monetary policy adopted by the Chinese Government have effectively given a huge impetus to the economy. It is expected that the GDP growth of China for the year would reach about 8% and China’s economy would become the key pivot for the stability and recovery of the world’s economy. The aviation market demand will be boosted under the economic transformation of the PRC, expansion in investment and encouraged consumption of China. The steps to make Shanghai an aviation hub together with the World Expo 2010 Shanghai which is drawing near, will create a lot of business opportunities which are precious to the development of the Group.

In order to sustain the organic growth of the Group, increase its competitiveness and maintain its market share, and to meet the varying market demand and needs of flight route optimization, the Group will introduce seven A320, five B737-700, three B737-800 passenger aircraft to its fleet during the second half of 2009. Meanwhile, the Group will also plan to dispose of some aged aircraft in due course, so as to optimize its aircraft fleet and keep a balanced growth for its transportation capacity.

In view of the current market operating environment and the Group’s actual situation, the Group intends to undertake specific measures in the second half of 2009 as follows:

1.
In terms of safety, the Group will strengthen its management basis, effectively set up the SMS safety system, enhance safety knowledge and skills training and improve aircraft maintenance and management, sparing no effort to ensure safety.

2.
In terms of passenger traffic, the Group will endeavor to put greater efforts in the flight route optimization and allocation, seating control and pricing management, enhancing the overall revenue and service quality, establishing the infrastructures of transport hubs and consolidating the network transit route services. The Group will focus on the transformation of its sales and marketing division to boost the marketing strength, formulating an improved sales representatives and customer-service managers system, refining the channel management for domestic and overseas markets, exploring the international market for main-stream customers, comprehensively enhancing the marketing strength for long-distance flight routes. Further, the Group will reinforce the establishment of direct sale channels and collaborate with third parties such as e-payment enterprises, telecommunication service providers and banks to launch comprehensive marketing campaigns and integrate the resources for our B2C website, ‘‘95530’’ customer-service hotline and mobile platforms for the purpose of setting up a centralized e-business platform. The Group will put more efforts in exploring the markets of group customers and regular tourists, setting up our customer management and sales system, intensively launching the marketing program for regular tourists to promote the corresponding tourist volume and flight passenger rate. To capitalize on the World Expo 2010 Shanghai, the Group will actively launch its intensive marketing activities, design diversified thematic aviation products, and thereby promote our corporate and brand image.

3.
In terms of freight transport, the Group will expand its hub network for freight transport, facilitate the inter-connection of passenger and freight aircraft networks, allocate scheduled truck flights, strengthen the revenue management, standardize the pricing management process, enhance the customer relationship management and increase the proportion of major clients. Besides, the Group will commence the strategic alliance with logistics companies, continue to promote the sale in respect of specialty cargoes, progressively nurture the ability and goodwill in specialty cargo freight as well as the related brand building. We will also launch the comprehensive cargo tracking to keep abreast of the real-time transportation status, consolidate our ground freight service to maintain the competitive edge, shorten the time required for cargo delivery and cut-off, implement and refine the operating modes of peripheral marketing and service control in order to enhance the quality of services rendered by outports.

4.
In terms of cost control, the Group will control capital expenditure and restrain the increase in fixed cost at the outset. It will strictly control aircraft fuel consumption, cut down repair and maintenance costs and control the supplies on board and service fees. The costs of overseas crew will also be reduced, with the work flow improved and the service cycle shortened in order to reduce the costs of procurement. In addition, the Group will refine its debt structure for the purpose of capital risk aversion, and reduce the capital costs to seek favourable treatment.

5.
In terms of enhancing brand services, the Group will enhance its service capabilities on the basis of hub building. It will further shorten the closing period for check-in on the main airlines, and conduct the ‘‘One-ticket Service, Single Check-in for Luggage’’ activities comprehensively. The Group will also expedite the design and development of service products and improve the service process. In addition, we shall establish a service evaluation standard based on customers’ satisfaction level and enhance the ability to make prompt responses with improved services. In the meantime, the Group will also put greater efforts in the area of service hardware, and focus on the revamping of service facilities of the first and business classes both in the air and on the ground. The Group will also improve the customer services skills and communication abilities of the staff and establish the system of customer-service managers, thereby attaining a higher degree of satisfaction of high-end customers. The Group will continue to put high emphasis on the proper operation of flights, upgrade its emergency responses as well as maintain the leading position in the industry in terms of the flight punctuality rate.

6.
In terms of integration and cooperation, the Group will actively procure business integration and cooperation with Shanghai Airlines based on the corporate culture integration as our focus. The Group will further explore any room for business development, enhance the research and discussion on joining of airlines alliance, and to improve the operation of the Company.

FLEET PLANNING

As at 30 June 2009, the details of our aircraft on order, which are scheduled and expected to be introduced and put into service, are as follows:

Year of delivery	Type of aircraft	Number of aircraft

Second half of 2009	A320	7
	B737-700	5
	B737-800	3

2010	A320	14
	B737-700	4
	B737-800	2

2011	A320	11
	B787	3
	B737-700	1

MATERIAL MATTERS

1.	Dividends

The Board does not recommend payment of any interim dividend for the six months ended 30 June 2009.

2.	Share capital structure*

	Total number of Shares	Approximate Percentage of shareholding (%)

I. A shares
1. Listed shares with trading moratorium	4,341,375,000	56.08
2. Listed shares without trading moratorium	396,000,000	5.12

II. H shares	3,004,325,000	38.80

III. Total number of shares	7,741,700,000	100

*	Please refer to the announcements of the Company dated 26 June 2009 and 2 July 2009 respectively for details.

3.	Purchase, sale or redemption of securities

During the six months ended 30 June 2009, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities (‘‘securities’’ having the meaning ascribed thereto under Article 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘‘Listing Rules’’)), without taking into account any issue of new securities.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices during the six months ended 30 June 2009 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

5.	Material litigation and arbitration

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions precedent with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non-convenients for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay, but the motion was rejected by the court on 6 May 2008. The plaintiff filed a second motion to lift the stay on 10 July 2008. On 27 August 2008, the Superior Court of the State of California rejected the motion of the plaintiff again. After the case entered the procedures on appeal in the Court of Appeal of California, which then issued an option on 26 February 2009, dismissing the appeal of the plaintiff and affirming the original order. On 16 March 2009, the Chinese counsel of the plaintiff sued the Company on behalf of the family members of victims in the Beijing No. 2 Intermediate People’s Court. The case is under the filing procedure and no official summons from the court has been received by the Company. The management of the Group believes that a negative outcome of the case will not have an adverse effect on the financial condition and results of operations of the Company. The Group intends to provide updates to the shareholders regarding the progress of the litigation.

Save as disclosed above, the Group was not involved in any other material litigation or arbitration during the six months ended 30 June 2009.

6.	Audit Committee

The Audit Committee of the Company has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board regarding the internal control and financial reporting issues, including a review of the unaudited interim financial statements of the Group for the six months ended 30 June 2009.

The Audit Committee does not have any difference in opinions on the accounting principles and methodology adopted by the Group.

7.	Changes in personnel

Name	Date of Appointment/ Termination	Approval Organization	Position

Termination

Li Fenghua	3 February 2009	the first extraordinary general meeting in 2009	Director

Cao Jianxiong	3 February 2009	the first extraordinary general meeting in 2009	Director

Wang Taoying	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee’s representatives conference	Employee representative supervisor

Yang Jie	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee’s representatives conference	Employee representative supervisor

Name	Date of Appointment/ Termination	Approval Organization	Position

Luo Weide	31 March 2009	the 23rd meeting of the 5th session of the Board	Chief Financial Officer

Peter Lok	13 June 2009	the 2008 Annual General Meeting	Independent non-executive director

New Appointment

Liu Shaoyong	3 February 2009	the first extraordinary general meeting in 2009	Director

Liu Shaoyong	3 February 2009	the 20th meeting of the 5th session of the Board	Chairman

Ma Xulun	3 February 2009	the first extraordinary general meeting in 2009	Director

Yan Taisheng	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee’s representatives conference	Employee representative supervisor

Feng Jinxiong	26 March 2009	the 2009 first group meetings of the 5th meetings of the 4th session employee’s representatives conference	Employee representative supervisor

Wu Yongliang	31 March 2009	the 23rd meeting of the 5th session of the Board	Chief Financial Officer

Sandy Ke-Yaw Liu	13 June 2009	the 2008 Annual General Meeting	Independent non-executive director

8.	Changes of Directors and supervisors under Rule 13.51B(1) of the Listing Rules

Changes of Directors and supervisors disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out as follows:

Mr. Ma Xulun became a director of 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.) (a subsidiary of the Company) with effect from 4 January 2009 and became the chairman of such company with effect from 5 January 2009.

9.	Miscellaneous

a.
On 10 December 2008, CEA Holding entered into an A share subscription agreement (the ‘‘Original A Share Subscription Agreement’’) with the Company to subscribe for new A shares to be issued by the Company. Simultaneously with the entering into of the Original A Share Subscription Agreement, 東航國際控股（香港）有限公司(CES Global Holdings (Hong Kong) Limited) (‘‘CES Global’’) entered into an H share subscription agreement with the Company (the ‘‘Original H Share Subscription Agreement’’) to subscribe for new H shares to be issued by the Company. Subsequently, the parties made adjustments to certain terms of the Original A Share Subscription Agreement and the Original H Share Subscription Agreement; on 29 December 2008, CEA Holding entered into a revised A share subscription agreement with the Company and CES Global entered into a revised H share subscription agreement with the Company. The Original A Share Subscription Agreement and the Original H Share Subscription Agreement were cancelled accordingly. On 26 February 2009, the relevant resolutions in respect of the subscriptions of newly issued A shares and H shares by CEA Holding and CES Global respectively were passed at the extraordinary general meeting and the respective class meetings of shareholders. The aforesaid agreements have been approved by relevant regulatory bodies, and the change in the company’s share capital has been completed. For details, please refer to the announcements of the Company issued in Hong Kong dated 10 December 2008, 24 December 2008, 29 December 2008, 26 February 2009, 13 May 2009, 22 May 2009, 23 June 2009, 28 June 2009, 2 July 2009 and 3 July 2009 and its circulars dated 8 January 2009 and 10 February 2009.

CEA Holding has given the following undertakings in relation to the enforcement of the aforesaid agreements: 1. Within 3 years of completion of the aforesaid issuance, it shall not transfer its interests in the shares of the Company obtained pursuant to such issuance; 2. it shall, on a best-effort basis, enable the Company to obtain the relevant land use rights certificates and property ownership certificates in relation to its capital contribution to the Company, and complete relevant legal procedures in relation to the transfer of property rights; and CEA Holding shall bear all obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property rights in a timely manner, and shall indemnify all the losses suffered by the Company in this regard.

b.
On 15 January 2009, CEA Holding (as the principal), 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the ‘‘Finance Company’’) (as the trustee) and the Company (as the borrower) entered into an entrusted loan agreement in Shanghai, pursuant to which, the Company would obtain a short-term loan of RMB5.55 billion from CEA Holding through the Finance Company. CEA Holding, holding 59.67% of the Company’s entire share capital prior to the issuance of A shares and H shares as refered to in the above paragraph, is the controlling shareholder and a connected person of the Company. Since CEA Holding is also the controlling shareholder of the Finance Company, the Finance Company is a connected person of the Company. Pursuant to the Listing Rules of the Shanghai Stock Exchange, this transaction constitutes a connected transaction of the Company. This transaction has been considered by the 19th ordinary meeting of the 5th board of directors of the Company and has been unanimously approved by all the independent Directors by means of written consent. The connected Directors have abstained from voting. Details are set out in the announcement of the Company issued in Hong Kong dated 15 January 2009.

c.
Pursuant to the framework renewal agreements governing continuing connected transactions related to daily operations, which was considered and approved by the Board in its third regular meeting 2008 held on 29 April 2008, considered and approved by the Shareholders’ meeting held on 30 June 2008, and considered and approved by the Board in its fifth regular meeting 2008 held on 28 October 2008, and the new framework agreement governing import and export agency services, which was considered and approved by the Board in its second regular meeting 2009 held on 15 April 2009, revisions have been made to the estimated caps for transactions for 2009 and 2010. Estimated and actual figures for 2009 are set out as follows:

Category	Incurred up to 30 June 2009	Estimated 2009 annual caps for transactions as approved
	(RMB)	(RMB)

Financial Services Agreement (balance of deposit)	707 million	2,500 million
Catering Services Agreement	154.60 million	540.39 million
Import and Export Agency Agreement	21.26 million	60 million
Maintenance Services Agreement	4.32 million	18 million
Property Leasing Agreement	27.57 million	60 million
Advertising Agency Services Agreement	0.64 million	23.50 million
Sales Agency Services Agreement (agency fee)	0.13 million	17.15 million
Automobile Repairing Services Agreement	13.57 million	35 million

d.
On 30 April 2009, the Company entered into the Aircraft Sale and Purchase Agreements and the Aircraft Lease Agreements with 交銀金融租賃有限公司 (Bank of Communications Financial Leasing Co., Ltd.) in connection with two Airbus A340 series aircraft, pursuant to which, the Company will sell and lease back the two Airbus A340 series aircraft. Details are set out in the announcement of the Company issued in Hong Kong dated 30 April 2009.

e.
On 15 June 2009, the Company entered into the aircraft purchase agreement with Airbus SAS in Shanghai, regarding the purchase of twenty Airbus A320 series aircraft (with engines). Details are set out in the announcement of the Company issued in Hong Kong dated 17 June 2009.

f.
The principal place of business of the Company in Hong Kong has been changed from 5th Floor, McDonald’s Building, 48 Yee Wo Street, Hong Kong to Unit B, 31/F., United Centre, 95 Queensway, Hong Kong. Details are set out in the announcement of the Company issued in Hong Kong dated 3 July 2009.

g.
On 10 July 2009, the Board resolved, among others, to convene an extraordinary general meeting and the respective class meetings for the grant of specific mandates to the Board (i) to issue not more than 1,350,000,000 new A Shares to not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, at an issue price of not less than RMB4.75 per A Share (‘‘A Share Specific Mandate’’); and (ii) to issue not more than 490,000,000 new H Shares to CES Global, at an issue price of not less than HK$1.4 per H Share (‘‘H Share Specific Mandate’’).

In relation to and as part of the transactions contemplated under the A Share Specific Mandate, on 10 July 2009, CEA Holding entered into the A Share Subscription Agreement with the Company, pursuant to which, CEA Holding agreed to subscribe for, and the Company agreed to issue, not more than 490,000,000 new A Shares at the subscription price of not less than RMB4.75 per A Share.

In relation to and as part of the transactions contemplated under the H Share Specific Mandate, on 10 July 2009, CES Global entered into the H Share Subscription Agreement with the Company, pursuant to which, CES Global agreed to subscribe for, and the Company agreed to issue, not more than 490,000,000 new H Shares at the subscription price of not less than HK$1.40 per H Share.

The extraordinary general meeting and the respective class meetings of the Company are scheduled to be held on 7 September 2009 for considering, among others, A Share Specific Mandate and H Share Specific Mandate and transactions contemplated thereunder. Details are set out in the announcement of the Company dated 10 July 2009 and the circular of the Company dated 24 July 2009, both issued in Hong Kong.

h.
On 10 July 2009, the Company entered into an absorption agreement with 上海航空股份有限 公司 (Shanghai Airlines Co., Ltd) (‘‘Shanghai Airlines’’) in relation to the absorption of Shanghai Airlines by way of the issuance of new A Shares in exchange for the existing issued shares of Shanghai Airlines on the basis of 1.3 A Shares for every existing issued share of Shanghai Airlines. A separate extraordinary general meeting and respective class meetings will be convened by the Company for the purpose of approving the intended absorption proposal. Details are set out in the announcement of the Company issued in Hong Kong dated 10 July 2009.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman

Shanghai, PRC
10 August 2009

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)